Copa Airlines Announces New Nonstop Service between Panama and Tampa

- Four-times-weekly flights will be the first direct airline service between Tampa and Latin America

- Passengers can make connections through the airline's Hub of the Americas in Panama to destinations throughout Latin America

- Tampa will be Copa's ninth U.S. destination and its 66th overall

PANAMA CITY, July 17, 2013 /PRNewswire/ -- Copa Airlines {NYSE: CPA} subsidiary of Copa Holdings, S.A., today announced it will begin nonstop service four times a week from Panama to Tampa, Fla., on Dec. 16, 2013. Tampa will be Copa Airlines' ninth U.S. destination and its 66th destination overall.

"Copa Airlines is pleased to offer the first-ever nonstop service between Latin America and Tampa Bay, a city with strong commercial ties to Panama, numerous area tourist attractions, and a growing Hispanic population," said Joe Mohan, Senior Vice President, Commercial and Planning, Copa Airlines. "Copa's new nonstop flight will offer Tampa-area residents increased business and leisure travel options and enhanced connectivity to destinations throughout Latin America, including several cities in Brazil and Colombia, San Jose, Costa Rica; Caracas, Venezuela; Guatemala; Buenos Aires; Lima, Peru; and Guayaquil and Quito, Ecuador, among others."

Copa will operate a Boeing 737-700 Next Generation with 12 business class seats and 112 economy seats on the flights to Panama. The flight will depart Panama on Mondays, Wednesdays, Fridays and Sundays at 6:34 p.m., arriving in Tampa at 9:53 p.m. The return flight will depart Tampa at 7:02 a.m. on Mondays, Tuesdays, Thursdays and Saturdays, arriving at Copa's Hub of the Americas in Panama at 10:12 a.m.

From its Hub of the Americas in Panama, Copa offers flights to more international destinations than any other airline from any other hub in the Latin American region. In-transit passengers making connections do not have immigration/customs waits and baggage is checked to the final destination.

Copa's on-board service includes complimentary meals and beverages, including wines and spirits; a 12-channel audio-visual entertainment system in English, Spanish and Portuguese, with new movies monthly and complimentary headsets. Flight attendants are bilingual. Copa's website, copa.com, is available in English, Spanish and Portuguese; passengers may purchase tickets in U.S. dollars, as well as 10 other currencies.

The Tampa Bay area offers travelers a wide array of activities, ranging from art museums to theme parks, professional sporting events, golf courses, 35 miles of white sand beaches, and world-class dining and shopping options. It is home to the Salvador Dali Museum, which has the largest collections of the artist's work outside Europe; Busch Gardens, with its nine roller coasters and one of North America's largest zoos; and beaches ranked by Trip Advisor vacationers as among the best in the world. While tourism is one of the region's biggest industries, the Bay area's unique attributes, such as low corporate taxes, a top-ranked research university, major port, world-renowned international airport, globally recognized cancer center, expansive farmland and extensive waterfront have allowed biotechnology, electronics, health care, agriculture, marine and financial services business to flourish. Tampa International Airport, the gateway to the West Coast of Florida, serves 17 million passengers a year with 74 nonstop destinations throughout the United States and around the world. More than 5.3 million people with ties to Central and South America live in the Tampa Bay region.

"Copa continues its steady and profitable growth in 2013, strengthening our leadership position in Latin America through our Hub of the Americas – the most successful and efficient hub in Latin America," Mohan said. Copa has grown by an average of 16 percent in available passenger seat miles and 12 percent in daily flights to/from Panama during the last five years.

Established in 1947, Copa Airlines transported more than 10 million passengers in 2012. Copa's on-time performance above 90 percent is among the best worldwide. The airline was named "Best Airline in the Central America and Caribbean region" at the Skytrax World Airline Awards in June 2013.

About Copa Holdings, S.A.

Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines provide service to 65 destinations in 29 countries in North, Central and South America and the Caribbean, operating one of the youngest and most modern fleets in the industry, consisting of 86 aircraft: 60 Boeing 737 Next-Generation aircraft and 26 Embraer-190s. Passengers may purchase tickets at copa.com in U.S. dollars as well as 10 other currencies. Copa Airlines joined Star Alliance in June 2012 and has a commercial alliance with United Airlines, including participation in the MileagePlus frequent-flyer program, joint operation of the Copa Club in Panama and select codeshare flights. For more information, visit www.copa.com.

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CONTACT: Copa Holdings, S.A., +011-507-304-2672, mediarelations@copaair.com